Exhibit 99.1

Teva Reports First Quarter 2011 Results

--Non-GAAP EPS Up by 14% on Sales Growth of 12%--

-- GAAP EPS grew by 6% --

JERUSALEM--(BUSINESS WIRE)--May 10, 2011--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended March 31, 2011.

First Quarter Highlights:

  Quarterly net sales of $4.1 billion, an increase of 12%.1
  Quarterly non-GAAP net income and non-GAAP EPS of $936 million and $1.04, up 13% and 14%, respectively. Quarterly GAAP net income was $761 million, up 7%; GAAP EPS totaled $0.84, up 6%.
  Quarterly non-GAAP operating income increased 11% to $1.1 billion; quarterly GAAP operating income up 4% to $867 million.
  Strong sales growth in Europe (66%) and in EEMA, Latin America and Asia (26%).
  Strong sales growth in all branded franchises – respiratory (19%), women's health (30%), Azilect® in-market (16%), Copaxone® in-market (14%) – as well as API (32%).
  Reiterating guidance for 2011 (excluding 2011 anticipated acquisitions) of revenues between $18.5 billion and $19.0 billion, with non-GAAP EPS in the range of $4.90 to $5.20.

“Teva’s performance during the first quarter provides a good demonstration of the power of our balanced business model, as contributions from our European business, as well as high-growth generics markets in Eastern Europe, Latin America and Asia enabled us to deliver another quarter of double-digit growth,” commented Shlomo Yanai, Teva’s President and Chief Executive Officer.

Mr. Yanai continued, “We continue to make progress in executing our long-term strategy of building an even stronger and more diversified business. So far in 2011, we have taken two important steps through our planned partnership with P&G and acquisition of Cephalon.”

Sales in North America in the first quarter were $2,064 million (representing 51% of total sales), a decrease of 11%. Generic and other sales in the U.S. were $952 million in the quarter, down 32%. The first quarter of 2010 benefited from new launches, product exclusivities and sales of key products including generic equivalents of Mirapex®, Eloxatin®, Protonix®, Adderall XR® and Lotrel®, which were absent or diminished in the current quarter, while there were no significant launches in the current quarter. The voluntary shutdown of the Irvine injectables facility, which continued into the first quarter of 2011, and the slowdown of the Jerusalem facility due to a FDA warning letter also negatively impacted the quarter’s results. Production at the Irvine facility was resumed in April 2011 and a complete response to the warning letter related to the Jerusalem facility in which the FDA was requested to re-inspect the facility was submitted recently. Sales of generic pharmaceuticals in the U.S. are expected to expand above this level in each of the next three quarters.

Sales in Europe in the first quarter of 2011 were $1,344 million, up 66%, accounting for 33% of total sales. This growth in sales resulted primarily from the inclusion of ratiopharm, mainly in Germany, France, Spain and Italy. Organic sales2 in Europe, excluding Germany, grew by 7% (in local currencies), while overall organic sales in Europe grew by 3% (in local currencies). Sales in Europe are also expected to expand above first quarter levels in each of the next three quarters.

Sales in EEMA, Latin America and Asia (International markets) in the first quarter of 2011 totaled $672 million, up 26%, accounting for 16% of total sales. The growth in sales was attributable to higher sales in all major markets across Latin America (organic growth of 16% in local currencies) as well as in Russia (organic growth of 25% in generic sales in local currencies). Sales in Asia also benefited from the first-time consolidation of certain sales from our joint venture in Japan. Sales of our joint venture in Japan grew by 29% in local currencies.

Global respiratory product sales totaled $229 million in the quarter, an increase of 19%. The increase in sales resulted primarily from growth in Europe, with strong sales of Qvar®. Teva's respiratory product sales in the U.S. totaled $127 million in the first quarter, an increase of 2%. As of March 31, 2011, ProAir™ strengthened its leadership position with a 50% market share in the SABA (short acting beta agonist) market in the U.S., while Qvar® further solidified its number two position in the inhaled corticosteroid category (ICS) market with a 22% market share in the U.S., an increase of 3.5%.

Global women's health product sales were $103 million in the quarter, up 30%. The increase in sales was driven primarily by the inclusion of sales of Theramex products in Europe.

Global in-market sales of Azilect® reached a record $90 million in the quarter, an increase of 16%, primarily attributable to volume growth in Europe and in the U.S.

Copaxone® is the leading multiple sclerosis therapy in the U.S. and globally with an improved global market share of 31%. Global in-market sales reached $907 million in the first quarter of 2011, an increase of 14%. In the U.S., in-market sales increased 22% to $624 million, as a result of price increases as well as volume growth. In-market sales outside the U.S. were flat at $283 million with 6% unit growth. Unit growth in several European and Latin American markets, including the U.K., Italy, Spain, Brazil and Mexico, was offset by price decreases in Germany and other markets.

API sales to third parties totaled $184 million in the first quarter of 2011, up 32%.

Exchange rate differences had a positive impact on sales in the first quarter of 2011 of approximately $27 million, while having a negligible positive impact on operating income.

Non-GAAP net income and non-GAAP EPS for the first quarter of 2011 are adjusted to exclude the following items:

  Amortization of purchased intangible assets and an inventory step-up of $168 million;
  Costs related to regulatory actions taken in facilities of $50 million;
  Restructuring and acquisition expenses and impairment of assets of $33 million;
  Income of $4 million in connection with a provision for legal settlements; and
  Related tax effects of $72 million.

Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business. In the first quarter of 2010, non-GAAP net income and non-GAAP EPS excluded amortization of purchased intangible assets, acquisition and restructuring expenses, legal settlements expenses, purchase of research and development in process and related tax effects. See the attached tables for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Non-GAAP gross profit margin reached 58.8% in the first quarter of 2011, up from 58.4%. GAAP gross profit margin was 53.6% in the first quarter of 2011, compared to 55.1%. The decrease in GAAP gross profit margin primarily reflects amortization of purchased intangible assets related to the ratiopharm acquisition recorded this quarter for the first time and costs related to regulatory actions taken in facilities.

Net Research & Development (R&D) expenditures in the first quarter of 2011 totaled $239 million, or 5.9% of sales, an increase of 15%, compared to $207 million, or 5.7% of sales. The increase in R&D spending reflects greater investment in all businesses, particularly in branded products. Gross R&D in the first quarter of 2011, which includes participation of third parties, totaled approximately $267 million, or 6.5% of sales, an increase of 18%.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) were $825 million, or 20.2% of sales, for the first quarter of 2011, compared to $744 million, or 20.4% of sales.

General and Administrative (G&A) expenditures totaled $221 million, or 5.4% of sales, compared with $182 million, or 5.0% of sales.

The non-GAAP tax provision for the first quarter was $121 million of pre-tax non-GAAP income of $1,076 million. Teva's current estimate of the annual tax rate of non-GAAP income for 2011 is 11%, compared to 13% of pre-tax non-GAAP income for 2010. The current estimate for the 2011 non-GAAP tax rate is based on a mix of products manufactured in jurisdictions where Teva benefits from tax incentives. Product mix in future years is expected to differ resulting in a higher tax rate. On a GAAP basis, the annual tax rate for 2011 is estimated to be 6%.

Cash flow from operations during the first quarter of 2011 was $900 million, compared to $886 million. Free cash flow – excluding gross capital expenditures (of $234 million) and dividends (of $203 million), partially offset by proceeds from sales of assets ($50 million) – reached $513 million. Cash and marketable securities as of March 31, 2011 were $1.1 billion.

During the quarter, share repurchases totaled approximately 7.9 million shares for an aggregate purchase price of $400 million. Since the beginning of December 2010, Teva has repurchased 9.8 million shares for $499 million out of a total repurchase plan of up to $1 billion authorized in December 2010. In addition, during the quarter, Teva called for early redemption its $814 million principal amount of 1.75% senior convertible debentures due 2026 (convertible into 16 million shares). As a result of the share repurchases from December 2010 to March 2011 and the redemption these convertible debentures, Teva's share count was reduced by approximately 25 million shares as of March 31, 2011.

Total equity as of March 31, 2011 was to $23.1 billion, an increase of $1.1 billion compared to $22.0 billion as of December 31, 2010. The increase in total equity is attributable primarily to the positive impact of currency translations as of March 31, 2011, resulting from the strengthening of various currencies compared to the U.S. dollar (primarily the euro) and GAAP net income of $761 million, partially offset by repurchase of Teva shares and dividends paid to shareholders.

For the first quarter of 2011, the weighted average share count for the fully diluted earnings per share calculation was 902 million on both a GAAP and non-GAAP basis. As of March 31, 2011, the share count for calculating Teva's market capitalization was approximately 893 million.

Dividend

The Board of Directors, at its meeting on May 8, 2011, declared a cash dividend for the first quarter of 2011 of NIS 0.80 (approximately 23.2 cents according to the rate of exchange on May 6, 2011) per share.

The record date will be May 17, 2011, and the payment date will be May 31, 2011. Tax will be withheld at a rate of 13%.

Conference Call

Teva will host a conference call to discuss the Company's first quarter 2011 results, on Wednesday, May 11, 2011 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website. A replay of the call will also be available until May 18, 2011, at 11:59 p.m. ET, by calling 858-384-5517 or 877-870-5176. The Conference ID is #370790.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the leading prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on sales of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the pending acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2010 and in our other filings with the U.S. Securities and Exchange Commission.

1 Except otherwise noted, all comparisons are to the first quarter of 2010.

2 Organic sales assume ratiopharm and other acquisitions were included in Teva's results in the first quarter of 2010.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended
		March 31,
		2011	2010
Net sales		4,080	3,653
Cost of sales (a)		1,892	1,640
Gross profit		2,188	2,013
Research and development expenses – net		239	207
Selling and marketing expenses (b)		832	752
General and administrative expenses		221	182
Legal settlements, restructuring and acquisition expenses and impairment		29	34
Purchase of research and development in process		-	4
Operating income		867	834
Financial expenses – net		38	27
Income before income taxes		829	807
Provision for income taxes (c)		49	85
		780	722
Share in losses of associated companies – net		15	8
Net income		765	714
Net income attributable to non-controlling interests		4	1
Net income attributable to Teva		761	713

GAAP earnings per share attributable to Teva:	Basic ($)	0.85	0.80
	Diluted ($)	0.84	0.79
Weighted average number of shares (in millions):	Basic	897	892
	Diluted	902	921

Non-GAAP net income attributable to Teva:*		936	830

Non-GAAP earnings per share attributable to Teva:*	Basic ($)	1.04	0.93
	Diluted ($)	1.04	0.91

Weighted average number of shares (in millions):	Basic	897	892
	Diluted	902	921

* See reconciliation attached.

(a) Cost of sales includes $151 million and $122 million of amortization of purchased intangible assets in the three months ended March 31, 2011 and 2010, respectively, $10 million of inventory step-up in the three months ended March 31, 2011 and $50 million of costs related to regulatory actions taken in facilities in the three months ended March 31, 2011.
(b) Selling and marketing expenses includes $7 million and $8 million of amortization of purchased intangible assets in the three months ended March 31, 2011 and 2010, respectively.
(c) Provision for income taxes includes $72 million and $51 million of related tax effect of non-GAAP charges in the three months ended March 31, 2011 and 2010, respectively.

Condensed Balance Sheets
(U.S. dollars in millions)

	March 31,	December 31,
	2011	2010
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	721	1,248
Short-term investments	27	36
Accounts receivable	5,576	5,476
Inventories	4,225	3,866
Deferred taxes and other current assets	1,503	1,416
Total current assets	12,052	12,042
Long-term investments and receivables	671	632
Deferred taxes, deferred charges and other assets	27	138
Property, plant and equipment, net	4,591	4,357
Identifiable intangible assets, net	6,112	5,751
Goodwill	15,800	15,232
Total assets	39,253	38,152

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	1,341	1,432
Convertible senior debentures - short term	536	1,339
Sales reserves and allowances	3,580	3,403
Accounts payable and accruals	2,370	2,467
Other current liabilities	1,058	1,053
Total current liabilities	8,885	9,694
Long-term liabilities:
Deferred income taxes	1,332	1,348
Other taxes and long term payables	809	777
Employee related obligations	217	221
Senior notes and loans	4,877	4,097
Convertible senior debentures - long term	-	13
Total long term liabilities	7,235	6,456
Equity:
Teva shareholders’ equity:	23,073	21,947
Non-controlling interests	60	55
Total equity	23,133	22,002
Total liabilities and equity	39,253	38,152

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2011	2010
Operating activities:
Net income	765	714
Increase in operating assets and liabilities	(23)	(85)
Expenses not involving cash flow and others	158	257

Net cash provided by operating activities	900	886

Net cash used in investing activities	(676)	(328)

Net cash used in financing activities	(770)	(175)

Translation adjustment on cash and cash equivalents	19	(22)

Net increase (decrease) in cash and cash equivalents	(527)	361

Balance of cash and cash equivalents at the beginning of period	1,248	1,995

Balance of cash and cash equivalents at the end of period	721	2,356

Reconciliation between Reported and Non-GAAP Net Income attributable to Teva and Earnings per share
(Unaudited, U.S. Dollars in millions except per share amounts)

		Three months ended
		March 31,
		2011		2010
Reported net income and diluted earnings per share, attributable to Teva		761	0.84	713	0.79

Amortization of purchased intangible assets - under cost of sales		151	0.17	122	0.13
Costs related to regulatory actions taken in facilities - under cost of sales		50	0.06	-	-
Inventory step-up		10	0.01	-	-
Amortization of purchased intangible assets - under selling and marketing expenses		7	0.01	8	0.01
Purchase of research and development in process		-	-	4	*
Restructuring and acquisition expenses		22	0.02	17	0.02
Impairment of long-lived assets		11	0.01	-	-
Legal settlements expense (income)		(4)	(*)	17	0.02
Related tax effect		(72)	(0.08)	(51)	(0.06)

Non-GAAP net income and diluted earnings per share, attributable to Teva		936	1.04	830	0.91

Add back for diluted earnings per share calculation:
Interest expense on convertible senior debentures,	Reported ($)	-		11
and issuance costs, net of tax benefits	Non-GAAP ($)	-		11

* Represents an amount of less than $0.005.
Reconciliation between Reported and Non-GAAP Operating Income
(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2011	2010
Reported operating income	867	834
Amortization of purchased intangible assets - under cost of sales	151	122
Costs related to regulatory actions taken in facilities - under cost of sales	50	-
Inventory step-up	10	-
Amortization of purchased intangible assets - under selling and marketing	7	8
Purchase of research and development in process	-	4
Restructuring and acquisition expenses	22	17
Impairment of long-lived assets	11	-
Legal settlements expense (income)	(4)	17
Non-GAAP operating income	1,114	1,002

Sales by Geographic Area
(Unaudited, U.S Dollars in millions)

	Three months ended
	March 31,		% of Total	% of Total
	2011	2010	2011	2010	% Change

North America	2,064	2,309	51%	63%	(11%)
Europe*	1,344	812	33%	22%	66%
International markets	672	532	16%	15%	26%
Total	4,080	3,653	100%	100%	12%

* Includes EU member states, Switzerland & Norway.

CONTACT:
IR:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin Mannix, 215-591-8912
or
PR:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7687
or
Teva North America
Denise Bradley, 215-591-8912